CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Enhanced Buffer Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM due January 24, 2014	7,009,449	$10.00	$70,094,490	$8,137.97

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement SUN-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$70,094,490.00
Underwriting discount (1)	$0.225	$1,577,126.02
Proceeds, before expenses, to Bank of America Corporation	$9.775	$68,517,363.98

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.950 per unit and $0.175 per unit, respectively.

Merrill Lynch & Co.
January 27, 2011

7,009,449 Units Pricing Date January 27, 2011

Enhanced Buffer Market-Linked Step Up Notes Settlement Date February 4, 2011

Linked to the Dow Jones Industrial AverageSM, Maturity Date January 24, 2014

due January 24, 2014 CUSIP No. 06052R492

$10 principal amount per unit

Term Sheet No. 538

Enhanced Buffer Market-Linked Step Up Notes

Step Up Payment of 18.70% over the Original Offering Price at maturity if the level of the Dow Jones Industrial AverageSM (the “Index”) is greater than or equal to 90% of the Starting Value (the “Threshold Value”), but does not increase above the Step Up Value

100% participation in any increase in the level of the Index if it increases above the Step Up Value of 118.70% of the Starting Value

1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately three years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market downside protection

Enhanced income

Market access

Enhanced Return

Enhanced Return

Summary

The Enhanced Buffer Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due January 24, 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide investors with a Step Up Payment if the Ending Value of the Dow Jones Industrial AverageSM (the “Index”), determined on a calculation day shortly before the maturity date, is greater than or equal to the Threshold Value, but does not increase above the Step Up Value. If the level of the Index increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. Investors should be of the view that the Ending Value will be greater than the Threshold Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that will be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Threshold Value. Investors must also be willing to forgo a higher Step Up Payment that would apply to market-linked step up notes in which the Step Up Payment would not be paid if the Ending Value was less than the Starting Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately three years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Starting Value:	11,989.83
Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-20 of product supplement SUN-1.

Step Up Value:	14,231.93 (118.70% of the Starting Value, rounded to two decimal places).
Step Up Payment:	$1.87 per unit at maturity (representing a return of 18.70% over the Original Offering Price).
Threshold Value:	10,790.85 (90% of the Starting Value, rounded to two decimal places).
Calculation Day:	January 17, 2014
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Enhanced Buffer Market-Linked Step Up Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, based on the Step Up Payment of $1.87, the Step Up Value of 14,231.93, which is 118.70% of the Starting Value, and the Threshold Value of 90% of the Starting Value. The green line reflects the hypothetical returns on the notes while the grey dotted line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Starting Value of 11,989.83, the Threshold Value of 10,790.85, the Step Up Payment of $1.87, and the Step Up Value of 118.70% of the Starting Value:

Example 1 — The hypothetical Ending Value is 80% of the Starting Value and is less than the Threshold Value:

Starting Value:	11,989.83
Threshold Value:	10,790.85
Hypothetical Ending Value:	9,591.86

Hypothetical Redemption Amount (per unit)	=	$10 –	[	$10 ×	(10,790.85 – 9,591.86)	]	= $9.00
11,989.83

Example 2 — The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value, but is less than or equal to the Step Up Value:

Starting Value:	11,989.83
Threshold Value:	10,790.85
Hypothetical Ending Value:	11,390.34
Step Up Value:	14,231.93

Hypothetical Redemption Amount (per unit) = $10.00 + $1.87 = $11.87

In this case, even though the hypothetical Ending Value is less than the Starting Value, because the hypothetical Ending Value is greater than or equal to the Threshold Value but less than or equal to the Step Up Value, the hypothetical Redemption Amount (per unit) will equal $11.87, which is the sum of the Original Offering Price and the Step Up Payment of $1.87.

Example 3 — The hypothetical Ending Value is 115% of the Starting Value and is greater than the Threshold Value, but is less than or equal to the Step Up Value:

Starting Value:	11,989.83
Threshold Value:	10,790.85
Hypothetical Ending Value:	13,788.30
Step Up Value:	14,231.93

Hypothetical Redemption Amount (per unit) = $10.00 + $1.87 = $11.87

In this case, because the hypothetical Ending Value is greater than or equal to the Threshold Value but less than or equal to the Step Up Value, the hypothetical Redemption Amount (per unit) will equal $11.87, which is the sum of the Original Offering Price and the Step Up Payment of $1.87.

Example 4 — The hypothetical Ending Value is 150% of the Starting Value and is greater than the Step Up Value:

Starting Value:	11,989.83
Hypothetical Ending Value:	17,984.75
Step Up Value:	14,231.93

Hypothetical Redemption Amount (per unit)	=	$10 +	[	$10 ×	(17,984.75 – 11,989.83)	]	= $15.00
11,989.83

Enhanced Buffer Market-Linked Step Up Notes	TS-3

The following table illustrates, for the Starting Value of 11,989.83, the Threshold Value of 10,790.85 (90% of the Starting Value, rounded to two decimal places), and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the notes (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the notes.

The table below is based on the Step Up Payment of $1.87 and the Step Up Value of 118.70% of the Starting Value.

Hypothetical Ending Value(1)	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
5,994.92	-50.00%	$6.00	-40.00%
7,193.90	-40.00%	$7.00	-30.00%
8,392.88	-30.00%	$8.00	-20.00%
9,591.86	-20.00%	$9.00	-10.00%
10,790.85 (2)	-10.00%	$11.87 (3)	18.70%
11,390.34	-5.00%	$11.87	18.70%
11,750.03	-2.00%	$11.87	18.70%
11,989.83 (4)	0.00%	$11.87	18.70%
12,229.63	2.00%	$11.87	18.70%
12,589.32	5.00%	$11.87	18.70%
13,188.81	10.00%	$11.87	18.70%
14,231.93 (5)	18.70%	$11.87	18.70%
14,387.80	20.00%	$12.00	20.00%
15,586.78	30.00%	$13.00	30.00%
16,785.76	40.00%	$14.00	40.00%
17,984.75	50.00%	$15.00	50.00%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	This is the Threshold Value.

(3)	This amount represents the sum of the Original Offering Price and the Step Up Payment.

(4)	This is the Starting Value.

(5)	This is the Step Up Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Enhanced Buffer Market-Linked Step Up Notes	TS-4

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement SUN-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

Dow Jones Trademark Holdings, LLC, a part of Dow Jones & Company, Inc. (collectively, “Dow Jones”), and CME Group Index Services LLC (“CME”) may adjust the Index in a way that affects its level, and Dow Jones and CME have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Ending Value will increase from the Starting Value, and in no event will be less than the Threshold Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to forgo a higher Step Up Payment that would apply to a market-linked step up note in which the Step Up Payment would not be paid if the Ending Value was less than the Starting Value.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Index will decrease from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek a higher Step Up Payment that would apply to a market-linked step up note in which the Step Up Payment would not be paid if the Ending Value was less than the Starting Value.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Enhanced Buffer Market-Linked Step Up Notes	TS-5

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Enhanced Buffer Market-Linked Step Up Notes	TS-6

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of Dow Jones, and is subject to change by Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones discontinuing publication of the Index are discussed in the section beginning on page S-25 of product supplement SUN-1 entitled “Description of the Notes—Discontinuance of a Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The “DJIASM” is a product of Dow Jones Indexes and has been licensed for use. “Dow Jones”, “Dow Jones Industrial AverageSM”, and “DJIASM” are service marks of Dow Jones and have been licensed for use for certain purposes by us. The notes based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in the notes.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones, as representative of the broad market of U.S. industry. The Index is not limited to traditionally defined industrial stocks. Instead, the Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment, and consumer goods. Although there are no pre-determined criteria for inclusion of a component stock, the corporations represented in the Index are U.S. companies that tend to be leaders within their respective industries, with stocks that are typically widely held by individuals as well as institutional investors.

Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency, or us. Historically, most changes to the component stocks of the Index have been the result of corporate acquisitions or other dramatic shifts in a component stock’s core business, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. When such an event necessitates that one component stock be replaced, the entire Index is reviewed and, as a result, multiple component stock changes are often implemented simultaneously. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with us and has not participated in any way in the creation of the notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

Computation of the Index

The level of the Index is the sum of the primary exchange prices of each of the 30 component stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

Enhanced Buffer Market-Linked Step Up Notes	TS-7

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding, and market capitalization for each of the component stocks in the Index based on publicly available information on the pricing date.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)	Component Stock Weight
3M Co.	MMM	Diversified Industrials	$89.19	711.978	63501.2852	5.63
Alcoa Inc.	AA	Aluminum	$16.47	1021.442	16823.1426	1.04
American Express Co.	AXP	Consumer Finance	$44.54	1203.764	53615.6641	2.81
AT&T Inc.	T	Fixed Line Telecommunications	$28.13	5910	166248.2969	1.78
Bank of America	BAC	Banks	$13.67	10085.15	137863.9688	0.86
Boeing Co.	BA	Aerospace	$70.56	735.259	51879.8789	4.45
Caterpillar Inc.	CAT	Commercial Vehicles & Trucks	$96.63	634.703	61331.3281	6.10
Chevron Corp.	CVX	Integrated Oil & Gas	$94.75	2012.428	190677.5938	5.98
Cisco Systems Inc.	CSCO	Networking Products	$21.45	5542.762	118836.8125	1.35
Coca-Cola Co.	KO	Soft Drinks	$62.70	2322.034	145591.5156	3.96
E.I. DuPont De Nemours & Co.	DD	Commodity Chemicals	$50.27	912.894	45891.1836	3.17
Exxon Mobil Corp.	XOM	Integrated Oil & Gas	$79.88	5042.557	402799.4063	5.04
General Electric Co.	GE	Diversified Industrials	$20.28	10654.72	216077.6875	1.28
Hewlett-Packard Co.	HPQ	Computer Hardware	$46.74	2190.426	102380.5	2.95
Home Depot Inc.	HD	Home Improvement Retailers	$37.98	1638.821	62242.4063	2.40
Intel Corp.	INTC	Semiconductors	$21.75	5578	121321.5	1.37
International Business Machines Corp.	IBM	Computer Services	$161.07	1242.361	200107.125	10.17
Johnson & Johnson	JNJ	Pharmaceuticals	$60.68	2746.254	166642.6719	3.83
JPMorgan Chase & Co.	JPM	Banks	$45.10	3910.3	176354.5313	2.85
Kraft Foods Inc. Class A	KFT	Food Products	$30.54	1746.774	53346.4648	1.93
McDonald’s Corp.	MCD	Restaurants & Bars	$74.35	1056.507	78551.2734	4.69
Merck & Co. Inc.	MRK	Pharmaceuticals	$33.25	3080.881	102439.2891	2.10
Microsoft Corp.	MSFT	Software	$28.83	8402.382	242576.7813	1.82
Pfizer Inc.	PFE	Pharmaceuticals	$18.48	8009.951	148023.8906	1.17
Procter & Gamble Co.	PG	Nondurable Household Products	$64.18	2799.193	179652.2188	4.05
Travelers Cos. Inc.	TRV	Insurance	$56.63	434.6	24611.3984	3.57
United Technologies Corp.	UTX	Aerospace	$82.59	923.407	76264.1875	5.21
Verizon Communications Inc.	VZ	Fixed Line Telecommunications	$36.49	2826.783	103149.3047	2.30
Wal-Mart Stores Inc.	WMT	Broadline Retailers	$57.57	3561.994	205064.0156	3.63
Walt Disney Co.	DIS	Broadcasting & Entertainment	$39.46	1893.584	74720.8047	2.49

(1)

The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock and neither we nor any of our affiliates make any representation to any purchaser of the notes as to the performance of the Index or any component stock included in the Index. Beneficial owners of the notes will not have any right to the component stocks included in the Index or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. Dow Jones does not guarantee the accuracy or the completeness of the Index or any data included in the Index. Dow Jones assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. Dow Jones disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.

Enhanced Buffer Market-Linked Step Up Notes	TS-8

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On the pricing date, the closing level of the Index was 11,989.83.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

The “DJIASM” is a product of Dow Jones Indexes, a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC, and have been licensed for use for certain purposes by us. The notes based on the DJIASM, are not sponsored, endorsed, sold, or promoted by Dow Jones, CME, or their respective affiliates. Dow Jones, CME, and their respective affiliates make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. The only relationship of Dow Jones, CME, or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the DJIASM, which is determined, composed and calculated by CME without regard to us or the notes. Dow Jones and CME have no obligation to take the needs of us or the owners of the notes into consideration in determining, composing, or calculating DJIASM. Dow Jones, CME, and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones, CME, and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the DJIASM. It is possible that this trading activity will affect the value of the DJIASM and the notes.

DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIASM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIASM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJIASM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME, OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND US, OTHER THAN THE LICENSORS OF CME.

Enhanced Buffer Market-Linked Step Up Notes	TS-9

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as single financial contracts linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the performance of the Index.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts linked to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity an amount in cash linked to the performance of the Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute single financial contracts linked to the Index for U.S. federal income tax purposes. If the notes do not constitute single financial contracts, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement SUN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as single financial contracts linked to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-32 of product supplement SUN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1.

Enhanced Buffer Market-Linked Step Up Notes	TS-10

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SUN-1 dated September 22, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509195916/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Enhanced Buffer Market-Linked Step Up Notes	TS-11